Exhibit 99.1

Bioblast Announces Effectiveness of Eight to One Reverse

Split

Ordinary Shares Will Begin Trading on a Split-Adjusted

Basis on March 6, 2019

Tel Aviv, Israel, - March 6, 2019 – Bioblast Pharma Ltd. (NasdaqCM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, announced the effectiveness of an eight to one reverse split of its share capital. As previously reported, the reverse split was approved by Bioblast’s shareholders at a General Meeting of Shareholders of Bioblast held on December 27, 2018.

Bioblast previously announced the execution of a definitive merger agreement to acquire Enlivex Therapeutics Ltd., a privately-held immunotherapy company. Under the terms of the merger agreement, a wholly owned subsidiary of Bioblast will merge with and into Enlivex, with Enlivex surviving the merger as a wholly owned subsidiary of Bioblast. Enlivex equity holders will receive ordinary shares of Bioblast upon closing of the merger. Upon closing, current Enlivex equity holders are expected to own approximately 96% of the combined company at the closing, and current Bioblast shareholders are expected to own approximately 4% of the combined company, in each case subject to customary adjustments and prior to any concurrent financing.

One of the conditions to the closing of the merger is that Bioblast effect a reverse stock split of its ordinary shares at least five trading days before the closing of the merger.

As previously announced, Bioblast shareholders of record as of a record date prior to the closing of the merger will receive one contingent value right (CVR) per ordinary share of Bioblast owned as of such date. Each CVR will entitle the owner to such owner’s pro rata share of consideration that may be received in connection with Bioblast’s existing Trehalose program. In order to be eligible for the CVR, a Bioblast shareholder must be a holder of record on a record date that will be determined in the future. On February 19, 2019, Bioblast announced the sale of its Trehalose program to Seelos Therapeutics, Inc.

For a more detailed description of the merger agreement as well as more information regarding the reverse-split, please refer to Bioblast’s Report on Form 6-K, as furnished to the Securities and Exchange Commission (SEC), on November 19, 2018, as well as the proxy statement filed by the Company with the SEC in its Report on Form 6-K furnished to the SEC on December 6, 2018.

Trading of the Company’s ordinary shares on the Nasdaq Capital Market will continue, on a split-adjusted basis, with the opening of the market on Wednesday, March 6, 2019, under the new CUSIP number M20156127. Immediately subsequent to the reverse split, there will be approximately 419,892 of the Company’s ordinary shares issued and outstanding.

The Company has retained its transfer agent, Vstock Transfer, LLC (Vstock), to act as its exchange agent for the reverse split. Vstock will provide shareholders of record as of the effective date a letter of transmittal providing instructions for the exchange of their certificates. Shareholders owning shares via a broker or other nominee will have their positions automatically adjusted to reflect the reverse split, subject to brokers’ particular processes, and will not be required to take any action in connection with the reverse split.

About Bioblast

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. Bioblast is traded on the Nasdaq under the symbol “ORPN.” For more information, please visit our website: www.bioblastpharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. We are using forward-looking statements when we discuss the timing and completion of the merger, the expected ownership of the combined company by existing Bioblast and Enlivex shareholders, the potential of the CVR agreement with Enlivex and potential for benefit to the Bioblast shareholders from the Trehalose program and its successful sale to Seelos Therapeutics, Inc. Bioblast may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements, and you should not place undue reliance on these forward-looking statements. Because such statements deal with future events and are based on Bioblast Pharma Ltd.’s current expectations, they are subject to various risks and uncertainties such as not closing the proposed merger due conditions to closing that are not met and failure of the Trehalose program. Accordingly, actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in Bioblast Pharma’s annual report on Form 20-F filed with the SEC on April 23, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Contact:

Bioblast Pharma Ltd.

Dalia Megiddo MD, CEO

dalia@bioblast-pharma.com